Filed pursuant to 424(b)(3)
Registration No. 333-146457

CNL LIFESTYLE PROPERTIES, INC.

STICKER SUPPLEMENT DATED OCTOBER 6, 2008

TO PROSPECTUS DATED APRIL 9, 2008

This Sticker Supplement is part of, and should be read in conjunction with, our prospectus dated April 9, 2008, Supplement dated August 7, 2008 and Sticker Supplement dated August 15, 2008. Capitalized terms have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Lifestyle Properties” include CNL Lifestyle Properties, Inc. and its subsidiaries.

Regulation FD Disclosures

In light of recent economic events, we want to provide a brief update regarding the current status of the company and the impact that these events have had on our operations. While we have some protection by a triple-net lease structure with security deposits on over 80 percent of our properties and in certain cases have cross-defaulted leases and corporate guarantees, some of our tenants have experienced pressures associated with increased costs and, in some cases, reduced consumer utilization. Through September 2008, all of our tenants are current under the terms of their leases with the exception of one golf tenant that leases 43 golf courses with annualized base rent of $37.6 million. In June 2008, we agreed to defer rent payments totaling $2.2 million and in September 2008 agreed to defer additional rent payments totaling $1.6 million owed under the leases with this tenant until December 31, 2008. We are currently working on a resolution of this situation with our tenant and hope to soon provide further information upon finalization of these plans. At this time, we do not believe that the values of any of our properties have been impaired. We will continue to closely monitor the operations of all of our tenants and the valuation of our properties as we work through current economic conditions.

We currently have approximately $230 million in cash and cash equivalents and $50 million available to draw under our revolving line of credit to take advantage of attractive buying opportunities in this environment. We have no near-term debt maturities, with the first significant maturity occurring in the middle of 2010. Additionally, we have no direct exposure to Bear Stearns, Merrill Lynch, Lehman Brothers, AIG, Fannie Mae or Freddie Mac in our portfolio. We will continue to monitor the current economic situation and provide further updates as developments occur which may impact our business.

Finally, we continue to monitor the third-party depository institutions that hold our cash and cash equivalents on a daily basis. Our emphasis is primarily on safety of principal and secondarily on maximizing yield on those funds. To that end, we have diversified our cash and cash equivalents between several banking institutions in an attempt to minimize exposure to any one of these entities. We have attempted to select institutions that we believe are strong based on our own evaluation of their financial stability and exposure to poor performing assets. Additionally, where possible we have invested our cash in vehicles backed by the U.S. government such as money market funds that hold U.S. Treasury securities.

This Sticker Supplement contains forward-looking statements. These statements generally are characterized by the use of terms such as “may,” “will,” “should,” “plan,” “anticipate,” “estimate,” “predict,” “believe” and “expect” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, actual results could differ materially from those set forth in the forward-looking statements. Some factors that might cause such a difference include the impact of the current credit crisis and economic downturn, our tenants ability to pay rent and, in turn, our ability to pay distributions at current levels, our and our tenants’ inability to access capital, variability of spending patterns in our sectors, and global recession. Given these uncertainties, we caution investors and potential investors not to place undue reliance on such statements. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances or to reflect the occurrence of unanticipated events.